SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE TO

(RULE 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF

THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)

THE PMI GROUP, INC.

(Name of Subject Company (Issuer))

THE PMI GROUP, INC.

(Name of Filing Person (Issuer))

2.50% Senior Convertible Debentures due 2021

(Title of Class of Securities)

69344MAC5 and 69344MAE1

(CUSIP Numbers of Class of Securities)

Victor J. Bacigalupi, Esq.

Executive Vice President, Chief Administrative Officer,

General Counsel and Secretary

The PMI Group, Inc.

3003 Oak Road

Walnut Creek, California 94597

(925) 658-7878

(Name, address and telephone number of person

authorized to receive notices and communications on behalf of filing person)

with copy to:

John L. Savva, Esq.

Sullivan & Cromwell LLP

1870 Embarcadero Road

Palo Alto, California 94303

(650) 461-5600

CALCULATION OF FILING FEE

Transaction Valuation*: $359,986,000	Amount of Filing Fee**: $38,518.50

*	Calculated solely for purposes of determining the filing fee. The purchase price of the 2.50% Senior Convertible Debentures due 2021 (the “Notes”), as described herein, is $1,000 per $1,000 principal amount plus any accrued and unpaid interest, including contingent interest, and additional interest, if any, with respect to the Notes as of July 17, 2006. As of June 16, 2006, there was $359,986,000 in aggregate principal amount of Notes outstanding.

**	Previously paid.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $38,518.50	Filing Party: The PMI Group, Inc.
Form or Registration No.: Schedule TO	Date Filed: June 16, 2006

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which this statement relates:

☐ third-party tender offer subject to Rule 14d-1.	☐ going-private transaction subject to Rule 13e-3.

☒ issuer tender offer subject to Rule 13e-4.	☐ amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

INTRODUCTORY STATEMENT

This Amendment No. 2 (this “Amendment”) to the Tender Offer Statement on Schedule TO-I (“Schedule TO-I”) is filed by The PMI Group, Inc., a Delaware corporation (the “Company”), and relates to the offer by the Company to purchase the 2.50% Senior Convertible Debentures due 2021 issued by the Company on July 16, 2001 (the “Securities”), upon the terms and subject to the conditions set forth in the Indenture (as defined below), the Company Notice, dated June 16, 2006 (the “Company Notice”), the Securities and the related offer materials filed as Exhibits (a)(1)(B) and (a)(1)(C) to the Schedule TO-I (which Company Notice and related offer materials, as amended or supplemented from time to time, collectively constitute the “Option”). The Securities were issued pursuant to an Indenture, dated as of July 16, 2001 (as supplemented, the “Indenture”), between the Company and The Bank of New York, as trustee (the “Trustee”). This Amendment amends and supplements the Amendment No. 1 to the Schedule TO-I filed by the Company on June 29, 2006 as set forth below. This Amendment is intended to satisfy the disclosure requirements of Section 13(e) of the Securities Exchange Act of 1934, as amended.

Items 11.	Additional Information

Item 11 is hereby amended and supplemented by replacing “Not applicable.” in paragraph (b) with the following:

“The Company announced on July 3, 2006 that it filed a registration statement with the Securities and Exchange Commission relating to a proposed exchange offer relating to the Securities. In the proposed exchange offer, the Company will offer to exchange, upon the terms and subject to the conditions set forth in the prospectus relating to the exchange offer and the accompanying letter of transmittal, a new series of 2.50% Senior Convertible Debentures due 2021 and an exchange fee for all of the Securities.

This is neither an offer to sell nor a solicitation of an offer to buy any securities. A registration statement relating to the new debentures to be issued in the exchange offer has been filed with the Securities and Exchange Commission but has not yet become effective. The new debentures may not be issued, nor may the exchange offer be accepted, prior to the time the registration statement becomes effective.

At the time the exchange offer is commenced, the Company will file a Tender Offer Statement with the Securities and Exchange Commission. The Tender Offer Statement (including the prospectus attached as an exhibit thereto, a related letter of transmittal and other offer documents) will contain important information that should be read carefully before any decision is made with respect to the exchange offer. The prospectus, the related letter of transmittal and certain other offer documents will be made available to all holders of the 2.50% Senior Convertible Debentures due 2021 at no expense to them. The Tender Offer Statement (including the prospectus, the related letter of transmittal and all other offer documents filed with the Securities and Exchange Commission) will also be available for free at the Securities and Exchange Commission’s website at www.sec.gov.”

The Company Notice is hereby amended and supplemented to add the following paragraphs to the end of Section 9:

“The Company announced on July 3, 2006 that it filed a registration statement with the Securities and Exchange Commission relating to a proposed exchange offer relating to the Securities. In the proposed exchange offer, the Company will offer to exchange, upon the terms and subject to the conditions set forth in the prospectus relating to the exchange offer and the accompanying letter of transmittal, a new series of 2.50% Senior Convertible Debentures due 2021 and an exchange fee for all of the Securities.

This is neither an offer to sell nor a solicitation of an offer to buy any securities. A registration statement relating to the new debentures to be issued in the exchange offer has been filed with the Securities and Exchange Commission but has not yet become effective. The new debentures may not be issued, nor may the exchange offer be accepted, prior to the time the registration statement becomes effective.

At the time the exchange offer is commenced, the Company will file a Tender Offer Statement with the Securities and Exchange Commission. The Tender Offer Statement (including the prospectus attached as an exhibit thereto, a related letter of transmittal and other offer documents) will contain important information that should be read carefully before any decision is made with respect to the exchange offer. The prospectus, the related letter of transmittal and certain other offer documents will be made available to all holders of the 2.50% Senior Convertible Debentures due 2021 at no expense to them. The Tender Offer Statement (including the prospectus, the related letter of transmittal and all other offer documents filed with the Securities and Exchange Commission) will also be available for free at the Securities and Exchange Commission’s website at www.sec.gov.”

Item 12.	Exhibits.

(a	)(1)(A)	Company Notice to Holders of 2.50% Senior Convertible Debentures due 2021, dated June 16, 2006. (1)

(a	)(1)(B)	Form of Purchase Notice. (1)

(a	)(1)(C)	Form of Notice of Withdrawal. (1)

(a	)(5)(A)	Press release issued by the Company on June 16, 2006. (1)

(a	)(5)(B)	Press release issued by the Company on June 29, 2006. (2)

(a	)(5)(C)	Notice to holders of Securities dated June 29, 2006. (2)

(a	)(5)(D)	Press release issued by the Company on July 3, 2006.

(b	)	Not applicable

(d	)(1)	Indenture, dated as of July 16, 2001, between the Company and The Bank of New York, as Trustee, incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K, as filed with the Securities and Exchange Commission on July 18, 2001.

(d	)(2)	First Supplemental Indenture, dated as of May 28, 2003, between the Company and the Bank of New York, as Trustee, incorporated by reference to Exhibit 10.24 to the Company’s Annual Report on Form 10-K for the year ended December 31, 2003.

(g	)	Not applicable

(h	)	Not applicable

(1)	Previously filed with Schedule TO-I filed on June 16, 2006.

(2)	Previously filed with Amendment No. 1 to Schedule TO-I filed on June 29, 2006.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

THE PMI GROUP, INC.

By:	/s/ Donald P. Lofe, Jr.
Name:	Donald P. Lofe, Jr.
Title:	Executive Vice President and Chief Financial Officer

Dated: July 3, 2006

EXHIBIT INDEX

(a	)(1)(A)	Company Notice to Holders of 2.50% Senior Convertible Debentures due 2021, dated June 16, 2006. (1)

(a	)(1)(B)	Form of Purchase Notice. (1)

(a	)(1)(C)	Form of Notice of Withdrawal. (1)

(a	)(5)(A)	Press release issued by the Company on June 16, 2006. (1)

(a	)(5)(B)	Press release issued by the Company on June 29, 2006. (2)

(a	)(5)(C)	Notice to holders of Securities dated June 29, 2006. (2)

(a	)(5)(D)	Press release issued by the Company on July 3, 2006.

(b	)	Not applicable

(d	)(1)	Indenture, dated as of July 16, 2001, between the Company and The Bank of New York, as Trustee, incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K, as filed with the Securities and Exchange Commission on July 18, 2001.

(d	)(2)	First Supplemental Indenture, dated as of May 28, 2003, between the Company and the Bank of New York, as Trustee, incorporated by reference to Exhibit 10.24 to the Company’s Annual Report on Form 10-K for the year ended December 31, 2003.

(g	)	Not applicable

(h	)	Not applicable

(1)	Previously filed with Schedule TO-I filed on June 16, 2006.

(2)	Previously filed with Amendment No. 1 to Schedule TO-I filed on June 29, 2006.